Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

About Lantheus Holdings, Inc. and Lantheus Medical Imaging, Inc.

PGNX Renegotiated Transaction Investor / Analyst Talking Points

What We Announced

●

Following an independent evaluation by our reconstituted Board of both the Lantheus transaction and Progenics as a standalone business, we announced an amended transaction with Lantheus, which we believe is in the best interest of our shareholders.

●	The updated terms include:

o

Increased ownership in the combined company. Progenics shareholders will now receive 0.31 shares of Lantheus stock for each share of Progenics stock, representing approximately a 40% aggregate ownership stake in the combined company. The prior terms provided shareholders with approximately 35% ownership stake in the combined company.

o

Additional value creation long-term. Additional consideration in milestone payments in the form of contingent value rights (“CVR”) are payable in two separate cash payments if PyLTM exceeds net sales thresholds of $100 million in 2022 and $150 million in 2023.

o	Board Representation. Two current members of the reconstituted Progenics’ Board of Directors, Gerard Ber and Heinz Mausli, will be added to the Board of Directors of the combined company.

●	The Amendment has been unanimously approved by the Boards of Directors of both companies.

●

The Board believes the transaction is in the best interest of shareholders as it creates a stronger combined platform that offers an innovative and diversified diagnostic and therapeutics portfolio while providing shareholders opportunity to participate in the future potential upside.

Strategic Benefits

●

With a focus on commercial, operational and clinical enhancements under the management of the proven Lantheus team, Lantheus’ previously disclosed strategic plan represents the most certain and expedient path forward to drive significant, long-term value for stockholders of both Progenics and Lantheus.

o

Improved likelihood of success in combination with Lantheus which has access to cost-effective capital, manufacturing capabilities, infrastructure, logistical support and long-standing expertise to deliver on the promise of Progenics’ AZEDRA and PSMA-targeted product portfolio.

●

Together, the combined company leverages Lantheus’ long-standing expertise in complex manufacturing, supply chain and commercial excellence, with Progenics’ three leading FDA approved products, clinical pipeline and development capabilities.

●

The restructured combination with Lantheus more appropriately reflects the current and future value of Progenics and its assets, including the value of the PyL program following the recent positive results from our PyL Phase 3 CONDOR trial.

●

The transaction creates a stronger combined platform that offers an innovative and diversified diagnostic and therapeutics portfolio while providing stockholders more opportunity to participate in the future potential upside.

●	Additionally, the amended terms of the agreement provide our Board of Directors with a larger governance role in the combined company to ensure that it continues to drive shareholder value.

The Process

●

Since November of 2019, with a clear mandate from shareholders, the reconstituted Progenics Board has taken action to independently evaluate the business prospects and operations of Progenics, including the previously announced transaction with Lantheus.

●	As a part of this evaluation, the Board:

o

Conducted a thorough hands on assessment of Progenics’ business, product by product, operations, prospects and financial performance to develop a detailed evaluation of standalone prospects in the event the Lantheus transaction is not consummated.

o	Engaged new and independent financial and legal advisors.

o	Worked with Progenics and Lantheus management as well as their respective financial and legal advisors on the transaction while overseeing management’s integration planning process;

o

Reviewed Lantheus’ business and products, and Lantheus’ view of expected strategic and financial benefits of the combination and evaluated their strategy and capability to execute – we concluded they have a management team that can execute

o

In parallel, the Board evaluated the prospects of a standalone company and continued regular daily operations outlined, including conducting a permanent CEO search, evaluating the financing picture/lined up financing options, enhancing the manufacturing and commercial process and improving employee and shareholder communications

o	This announcement is the culmination of this thorough evaluation and the Board believes combining with Lantheus under the revised terms is in the best interest of all stockholders.

Next Steps

●	The transaction is expected to close early in the second quarter, following approval by Lantheus and Progenics stockholders, and customary closing conditions.

●	Progenics management under the Board’s oversight has been and will continue to be engaged with Lantheus in integration planning.

WHY?

This synergistic combination is designed to advance a portfolio of complimentary products leveraging the strengths of Lantheus’ operations.

The optimization of Lantheus resources and commercial expertise can drive further value of Progenics pipeline compared to a standalone company.

The revised terms better reflect Progenics current valuation and assets and provide additional CVR incentives related to PyL commercial experience. Representation on the combined company also reiterates our commitment to the interest of Progenics holders post-closing.

The reconstituted Board’s dual-track evaluation of the transaction and the prospects of a standalone company was driven by our goal of unlocking and maximizing long-term shareholder value. Daily operations were maintained during this review.

Important Information For Investors And Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction, Lantheus filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on November 12, 2019 that includes a joint proxy statement of Lantheus and Progenics Pharmaceuticals, Inc. (“Progenics”) that also constitutes a preliminary prospectus of Lantheus. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Lantheus and Progenics. INVESTORS AND SECURITY HOLDERS OF LANTHEUS AND PROGENICS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Lantheus or Progenics through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Lantheus will also be available free of charge on Lantheus’ website at https://www.lantheus.com or by contacting Lantheus’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001. Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ internet website at https://www.progenics.com or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533.

Certain Information Regarding Participants

Lantheus, Progenics, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Lantheus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019, and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Information about the directors and executive officers of Progenics is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and its Current Report on Form 8-K, which was filed with the SEC on November 21, 2019. Other information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Lantheus or Progenics as described above.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential,” “opportunity,” “creates” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating shareholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Lantheus’ and Progenics’ plans, estimates or expectations could include, but are not limited to: (i) Lantheus or Progenics may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Lantheus or Progenics to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Lantheus or Progenics does business, or on Lantheus’ or Progenics’ operating results and business generally; (v) Lantheus’ or Progenics’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Lantheus or Progenics may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Lantheus or Progenics may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Lantheus and Progenics are set forth in their respective filings with the SEC, including each of Lantheus’ and Progenics’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Lantheus and Progenics file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of these materials. Except as required by law, Lantheus and Progenics assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.